Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Six Months Ended June 30, 2018
	Energy Transfer Partners, L.P. (consolidated)	Sunoco Logistics Partners Operations L.P.
Fixed Charges:
Interest expense, net	$704	$81
Capitalized interest	160	106
Interest charges included in rental expense	4	2
Total fixed charges	868	189
Series A, B and C preferred unit distributions	54	—
Total fixed charges and preferred unit distributions	922	189

Earnings:
Income before income tax expense	1,510	278
Less: equity in earnings of unconsolidated affiliates	34	91
Total earnings	1,476	187
Add:
Fixed charges	868	189
Amortization of capitalized interest	11	2
Distributed income of equity investees	215	79
Less:
Interest capitalized	(160)	(106)
Income available for fixed charges	$2,410	$351

Ratio of earnings to fixed charges	2.78	1.86

Ratio of earnings to fixed charges and preferred unit distributions	2.61	1.86